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                                                                      EXHIBIT 16

PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE RECEIPT OF FTC ACCEPTANCE OF AGREEMENT CONTAINING CONSENT ORDERS AND SET FINAL EXPIRATION DATE OF TENDER OFFER FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon and GRAFTON, Massachusetts - November 9, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that the Federal Trade Commission (FTC) has accepted for public comment the Agreement Containing Consent Orders previously agreed to by the FTC staff. The FTC action satisfies the final condition to the closing of the previously announced $20.00 per share cash tender offer by Precision Castparts Corp. subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company, other than conditions that by their terms can be satisfied only at the closing. As a result, the expiration date of the cash tender offer will be midnight, New York City time, on Wednesday, November 24, 1999, unless extended.

"We are pleased with the FTC's action," said William C. McCormick, chairman and chief executive officer of Precision Castparts Corp. "Today, we have moved one step closer to completing this acquisition, which will significantly benefit both our customers and our shareholders. We look forward to closing the deal in the next two weeks."

As of November 9, 1999, approximately 27,800,000 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. This constitutes approximately 77.8% of Wyman-Gordon Company's outstanding shares as of the commencement of the tender offer.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings, and composite structures.

This press release contains forward-looking statements based on current expectations that are covered under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results and events related to the transaction may differ from those anticipated.

Contacts:         Dwight Weber, Precision Castparts Corp. - 503-417-4855
                  Denis Poirier, Wyman-Gordon Company - 508-839-8224